



Randy Stenger

CEO/Founder at Extreme Sandbox

Greater Minneapolis-St. Paul Area

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Extreme Sandbox

The University of Georgia

See contact info

500+ connections

Diverse background with experience in multiple industries. I am currently focused on growing my current company, Extreme Sandbox in to a nationwide brand with multiple locations across the US. Our primary goal is to expand our current corporate group events with very unique offerings of both f...

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Experience

CEO/Founder
Extreme Sandbox

Nov 2011 – Present · 6 yrs 10 mos

Hastings, MN

Founder/Owner of Extreme Sandbox. We are the only Heavy Equipment Adventure company in the Midwest and one of the few places in the world where customers can PLAY on heavy equipment. We specialize in corporate team building events, providing a truly unique and memorable team activities.

Extreme Sandbox - Our Story

Consultant
Target

2006 – 2012 · 6 yrs

Greater Minneapolis-St. Paul Area

1) Executive Team Leader in stores
- Overnight Logistics Manager
- Hardlines/Softlines Manager
- Senior Food Team Leader of SuperTarget... See more

Manager
Walmart

2005 – 2006 · 1 yr

Greater Minneapolis-St. Paul Area

- Assistant Store Manager
- Overnight Manager

Police Officer
City of Colorado Springs

2000 – 2005 · 5 yrs

Colorado Springs, Colorado Area
- Patrol Officer
- In-Service Instructor
- Tactical Flight Officer

Education


The
University
of
Georgia

The University of Georgia

Bachelor of Business Administration (BBA), Business Administration and
Management, General

1995 – 2000


Univer
sity of
Georgia -
Terry
College of
Business

University of Georgia - Terry College of Business

Bachelor of Business Administration (BBA), Business Administration and
Management, General

1995 – 2000